UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2024

VESTIBLE ASSETS, LLC

(Exact name of Registrant as Specified in Its Charter)

Delaware	93-2084697
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

5440 West 110th Street, Suite 300 Overland Park, Kansas 66211
(Full Mailing Address of Principal Executive Offices)

(913) 535-6004
(Issuer’s Telephone Number, Including Area Code)

Vestible Assets, LLC, Series BDBR
(Title of Each Class of Securities Issued Pursuant to Regulation A)

Item 1 Fundamental Changes.

Entry into New Broker-Dealer Agreement

On November 7, 2024, Vestible Assets, LLC (the “Company”) entered into a Secondary Market Transactions Engagement Letter (the “Dalmore Agreement”) with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA and the Securities Investor Protection Corporation (“SIPC”) pursuant to which Dalmore has agreed to facilitate execution of secondary transactions of the Company’s interests on the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“NCPS”) and to provide certain other services related thereto. Dalmore will not underwrite or purchase securities pursuant to the Dalmore Agreement.

In consideration of these services, the Company has agreed to pay Dalmore (i) aggregate one-time payments totaling $22,000, of which $4,000 was paid upon execution the Dalmore Agreement and the remainder of which will be due upon review of the Company’s prior primary offering, and (ii) a recurring fee of $2,000 per month. In addition, Dalmore will receive a 2% commission of the gross proceeds (1% from the buyer and 1% from the seller) for sales of the Company’s securities executed through the PPEX ATS.

The Company and Dalmore each agreed to indemnify one another and their respective affiliates, representatives and agents for any losses incurred arising out of Dalmore’s engagement or any matter referred to in the Dalmore Agreement to the extent any such losses are caused by the fraud, bad faith, gross negligence, or willful misconduct of the indemnifying party. The Dalmore Agreement may be terminated by either party upon 30 days’ prior written notice.

The foregoing description of the terms of the Dalmore Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Dalmore Agreement, which is filed herewith as Exhibit 6.1 and is incorporated herein by reference.

Termination of Prior Broker-Dealer Agreement

In connection with the engagement of Dalmore described above, the Company terminated, effective December 13, 2024, the Broker Dealer Agreement, dated September 27, 2023, between the Company and Templum Markets, LLC.

EXHIBITS

The following items are filed as exhibits to this current report on Form 1-U:

Exhibit Number	Description

6.1	Broker-Dealer Agreement dated November 7, 2024 between the Company and Dalmore Group, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VESTIBLE ASSETS, LLC

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer and Director of Vestible, Inc.
Date:	December 26, 2024